UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 18 December2003  By Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
18 DECEMBER 2003

MARSHALL EDWARDS, INC. ANNOUNCES PRICING OF INITIAL PUBLIC
OFFERING OF 2,080,000 OF COMMON STOCK UNITS AT $7.50 PER UNIT

Novogen Limiteds subsidiary, Marshall Edwards, Inc. (LSE_AIM:
MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchanges Alternative Investment Market.

(Washington, D.C.) Marshall Edwards, Inc. today announced the pricing of its initial U.S. public offering (IPO) of 2,080,000 common stock units at a price of $7.50 per unit. Each common stock unit consists of one share of common stock and one warrant to purchase a share of common stock at an exercise price of $9.00 per share. The common stock and the warrants will trade separately from one another and are expected to begin trading on the Nasdaq National
Market today. The common stock will be listed under the symbol MSHL and the warrants will be listed under the symbol MSHLW.

Up to 1,500,000 common stock units are being sold through a directed share subscription program to U.S. holders of Novogens (Nasdaq: NVGN) ordinary shares and American
Depository Receipts (ADRs) and U.S. holders of Marshall
Edwards, Inc. common stock (other than Novogen), who owned their shares or ADRs as of October 20, 2003.
580,000 common stock units plus any units not subscribed for in the directed share subscription program, are being sold to the underwriter for sale to the public.
The underwriter has been granted by Marshall Edwards, Inc. the right to purchase up to an additional 312,000 common stock units if it exercises its over-allotment option in full within the next 30 days.

Marshall Edwards, Inc. intends to use the net proceeds from the offering to conduct ongoing human clinical trials of phenoxodiol, its anti-cancer drug candidate, as well as for general corporate purposes.

Janney Montgomery Scott LLC is the underwriter for the underwritten portion of the offering and is dealer manager for the directed share subscription program.
Copies of the final prospectus relating to this offering may be obtained by calling Innisfree M&A Inc.
at 877-456-3510 or Janney Montgomery Scott LLC at 410-822-1181.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Marshall Edwards, Inc.

Marshall Edwards, Inc. is a pharmaceutical company focused on the development and commercialization of therapies to treat patients with various forms of cancer.
Marshall Edwards, Inc is currently listed on the London
Stock Exchange's Alternative Investment Market under the symbol MSH.

Novogen is a world leader in the research and development of drugs derived from its phenolic technology platform.
The Company manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations.
The oncology compound phenoxodiol is being developed by the Companys listed subsidiary Marshall Edwards Inc.
(LSE-AIM:MSH).

More information on phenoxodiol and on the Company can be found at www.marshalledwardsinc.com and www.novogen.com.

CONTACT: US-Australia: Mr. Christopher Naughton,
President and CEO of Marshall Edwards, Inc., + 61.2.9878 0088